Prudential Active Balanced Fund, Inc.
For the Annual period ended 9/30/98
File number 811-5055

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income; Capital Gain, and Return of Capital Distributions by Investment Companies. For the fiscal year ended September 30, 1998 the application of this statement increased accumulated net realized gain on investments by $17,605, increased paid-in capital by $7,210 and decreased undistributed net investment income by $24,815. Net investment income, net realized gains, and net assets were not affected by these reclassifications.

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